UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     On April 19, 2010, Telvent GIT, S.A. issued a press release announcing the closing of its offering of $200 million aggregate principal amount, of 5.50% Senior Subordinated Convertible Notes due 2015 in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. The offering included $25 million aggregate principal amount of notes issued pursuant to the exercise of the initial purchasers’ option in full.
     A copy of the press release has been furnished as Exhibit 15 to this Form 6-K.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer
Date: April 19, 2010

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.
Exhibit Description
15	Press Release issued April 19, 2010.